

June 23, 2010

M. Brent Stevens
Chief Executive Officer
Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC
301 Bell Street
Dubuque, Iowa 52001

> **Re: Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed on March 30, 2010**
> **File No. 333-117800, 333-105587-01, 333-88829**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1. In future filings, please analyze and discuss the reasons why slot revenue and table game revenue increased or decreased as compared to the prior period.

2. In future filings, please quantify, discuss, and analyze the changes in costs of sales (casino, racing, video poker, food and beverage and other). In your revised disclosure, please quantify and discuss the significant components of costs of sales, such as labor, materials, or any other components, to the extent material.

3.   In future filings, please quantify, discuss, and analyze changes in all significant accounts such as interest expense and loss on early retirement of debt to the extent material.

Liquidity and Capital Resources, page 27

4.   We note that you had investing cash outflows of $7.3 million primarily related to the acquisition of slot machines and slot machine conversions and general maintenance capital expenditures throughout your properties. Please further describe the general maintenance expenditures for us and provide us an example so that we may better understand your accounting.

Item 8. Financial Statements And Supplementary Data

Note 2. Summary of Significant Accounting Policies

Goodwill and Licenses and Other Intangible Assets, F- 8

5.   We note that you have recorded ABC's gaming licenses as indefinite lived intangible assets, however, you have recorded ABC's tradename as a finite lived intangible asset. Please tell us and disclose in future filings your basis for deeming ABC's gaming licenses to be indefinite lived.

6.   We note that you are required to pay a contingent fee of one half of one percent of net slot revenues and that you have recorded this fee paid each year as an adjustment to the purchase price allocated to slot machine and video game licenses. Please clarify for us to whom who you pay this fee and what these licenses cover. Additionally, please tell us the basis for your current accounting treatment as well as how you plan to account for such amounts at the end of the 10 year payment period. Please cite any accounting literature that you relied upon.

Obligation Under Minimum Assessment Agreement, F-10

7.   We note that you entered into a development agreement and a minimum assessment agreement with the City of Dubuque, Iowa regarding the design, development construction and financing of the public parking facility located adjacent to DJL's new casino development. Please further clarify for us the nature and terms of your interest and obligations related to this facility. Additionally, please further clarify your accounting for these agreements and cite any accounting literature that you relied upon.

Note 3. Property and Equipment, F-14

8.   We note your disclosure that you wrote off $1.5 million in the third quarter of 2009 and of $2.6 million during 2007 related to capitalized design and development costs on hotel projects. We additionally note that you have agreed to loan a hotel developer up to $2.3 million to develop the hotel. Please clarify for us the nature of your interest and obligations related to this hotel project. Additionally, please tell us how you plan to account for the construction of the hotel.

Note 7. Leasing Arrangements, F-19

9.   Please expand this note to discuss your property lease at DJL, the 10 and 30 acre land leases by DJW, and the office space lease by PGL as mentioned in Item 2 - Properties. Additionally, please disclose how you account for rent expense.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief